        Commission File Number

EXHIBIT 99.2

        LETTER OF CONSENT

TO CONSENT IN RESPECT OF

VALENTIA TELECOMMUNICATIONS

EIRCOM FUNDING

Valentia Telecommunications (an Irish unlimited public company)	eircom Funding (an Irish unlimited public company)
€550,000,000 7.25% Notes due 2013 ISIN: XS0178927389 (registered), XS0173826594 (144A) & XS0173825513 (Reg S). Common Code: 017892738 (registered), 017382659 (144A) & 017382551 (Reg S).
$250,000,000 8.25% Notes due 2013
ISIN: US28257PAC95 (registered), US28257PAB13 (144A) &
USG2951QAB61 (Reg S).
Common Code: 017952935 (registered), 017409344 (144A) & 017409379 (Reg S).
Cusip Numbers: 28257PAC9 (registered), 28257PAB1 (144A) &
G2951QAB6 (Reg S).
€285,000,000 8.25% Notes due 2013 ISIN: XS0178927629 (registered), XS0173827642 (144A) & XS0173827139 (Reg S). Common Code: 017892762 (registered), 017382764 (144A) & 017382713 (Reg S).

To consent, this Letter of Consent should be delivered only to:

THE BANK OF NEW YORK

By Facsimile Transmission:
+ 1 212 298 1915

Confirm by Telephone:
+1 212 815 5788

By Registered or Certified Mail or Hand or Overnight Delivery:
The Bank of New York
Corporate Trust Operations
Reorganization Unit
101 Barclay Street, 7E
New York, NY 10286
United States of America

Contact: William Buckley

  THE SOLICITATION WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON
  FEBRUARY 4, 2004, UNLESS EXTENDED (THE "EXPIRATION DATE").

  HOLDERS WHO WISH TO CONSENT SHOULD RETURN BY FAX, MAIL OR HAND DELIVERY
  THE RESPONSE FORM CONTAINED IN THIS LETTER OF CONSENT (AND FORMING AN
  INTEGRAL PART THEREOF) TO THE TABULATION AGENT.

        Consents should not be delivered to any person other than The Bank of New York (the "Tabulation Agent"). Holders should not tender or deliver Notes at any time.

        Subject to the terms and conditions set forth in the Consent Solicitation Statement, dated January 22, 2004 (the "Consent Solicitation Statement") of Valentia Telecommunications, an Irish unlimited public company ("Valentia"), and eircom Funding, an Irish unlimited public company ("eircom Funding" and together with Valentia the "Issuers"), the Issuers hereby solicit (the "Solicitation") consents (each a "Consent" and, collectively, the "Consents") of Holders (as defined below) as of the Record Date (as defined below) of the €550,000,000 outstanding principal amount of Valentia's 7.25% Senior Notes Due 2013 (the "Senior Notes"), €285,000,000 outstanding principal amount of eircom Funding's 8.25% Senior Subordinated Notes Due 2013 (the "€ Senior Subordinated Notes") and of $250,000,000 outstanding principal amount of eircom Funding's 8.25% Senior Subordinated Notes Due 2013 (the "$ Senior Subordinated Notes", and together with the € Senior Subordinated Notes, the "Senior Subordinated Notes"; the Senior Notes and the Senior Subordinated Notes are hereinafter collectively referred to as the "Notes") to amendments (the "Proposed Amendments") to certain provisions of two Indentures, each dated as of August 7, 2003 (the "Indentures"), among, respectively, Valentia and eircom Funding as issuer, and in each case, The Bank of New York, as trustee (the "Trustee"), pursuant to which the Notes were issued. The term "Record Date" means 5:00 p.m., New York City time, on January 21, 2004, and the term "Holder" means (i) the bearer of any global note representing the Notes or any person in whose name a Note in definitive form is registered in the registry maintained by the Registrar for the Senior Notes or the Senior Subordinated Notes, as the case may be, at 5:00 p.m., New York City time, on the Record Date (the "Record Holder") and (ii) any other person who has obtained a proxy in a form reasonably acceptable to the Issuers which authorizes such other person (or person claiming title by or through such other person) to vote Notes on behalf of such Record Holder. For purposes of the Solicitation, the term "Holder" shall be deemed to include those participants in Clearance Systems that have been authorized by the Clearance System through which a beneficial owner's Notes (in the form of Book-Entry Depositary Interests) may be held of record as of the Record Date. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Consent Solicitation Statement, or if not defined therein, the Indentures. The terms of the Solicitation set forth in the Consent Solicitation Statement, as well as the instructions set out therein, are hereby incorporated herein by reference and form part of the terms and conditions of this Letter of Consent.

        Any beneficial owner whose Notes are held through a broker, dealer, commercial bank, trust company or other nominee and who wishes to consent should contact such institution, as the Holder of such Notes, to consent on such beneficial owner's behalf in accordance with the procedures set out in this Letter of Consent and the Consent Solicitation Statement.

        Holders are urged to read the Consent Solicitation Statement before completing this Letter of Consent. Consent Solicitation Statements are available from Goldman Sachs International or Citigroup at the addresses set forth on the back page of this Letter of Consent.

  Holders of Notes that are held through Euroclear or Clearstream

        For purposes of the Solicitation, we expect that Euroclear Bank S.A./N.V. ("Euroclear") and Clearstream Banking, société anonyme ("Clearstream"), will authorize participants in their electronic book-entry systems, who hold Notes on behalf of the beneficial owners of such Notes as of the Record Date, to consent in accordance with their customary procedures. Accordingly, for purposes of the Solicitation, the term "Holder" shall be deemed to include such participants. It is expected that Euroclear and Clearstream will require the use of an electronic acceptance instruction for giving Consent. Such Holders should therefore not sign and return this Letter of Consent, but consent in accordance with such customary procedures of Euroclear or Clearstream, as the case may be. By transmitting its Consent through the customary procedures of Euroclear and Clearstream, each Holder of Notes through Euroclear or Clearstream accepts the terms and makes the acknowledgments, undertakings, representations and warranties, instructions and directions set out in this Letter of Consent and authorizes the Record Holder to make such acknowledgments, undertakings, representations and warranties, instructions and directions on its behalf.

  Holders of Notes held through The Depository Trust Company

        The Depository Trust Company ("DTC") has authorized DTC participants that hold Notes on behalf of beneficial owners of Notes through DTC to consent to the Proposed Amendments as if they were Holders. Accordingly, for purposes of the Solicitation, the term "Holder" shall be deemed to include DTC participants who held Notes through DTC as of the Record Date. To effect a Consent, a DTC participant or its duly authorized proxy must deliver the completed Letter of Consent that is enclosed herewith and any other required documentation to the Tabulation Agent for the Solicitation. See Instruction 4 in this Letter of Consent.

        Execution of the Supplemental Indentures (as defined below) is conditional upon (i) valid, unrevoked Consents from Holders of a majority in principal amount outstanding of both the Senior Notes and the Senior Subordinated Notes (the "Requisite Consents") having been received by the Tabulation Agent on or prior to the Expiration Date and (ii) there being no laws or regulations that would, and the absence of any injunction or action that could, make unlawful or invalid or enjoin the implementation of the Proposed Amendments, or that would question the legality or validity thereof.

        In the event any of the foregoing conditions with respect to either the Senior Notes or the Senior Subordinated Notes is not satisfied, each Issuer may, in its sole discretion, allow the Solicitation with respect to such Notes to lapse or waive any of such conditions, accept all Consents validly delivered in respect of such Notes and execute the Supplemental Indenture in respect of such Notes or extend the Expiration Date and continue to solicit Consents pursuant to the Solicitation or otherwise amend the terms of the Solicitation.

        For purposes of the foregoing, the majority in principal amount of the Senior Subordinated Notes, shall be deemed to be the majority of the aggregate outstanding principal amount of the € Senior Subordinated Notes and the $ Senior Subordinated Notes, with the principal amount of the $ Senior Subordinated Notes deemed to be the Euro Equivalent (as defined in the Indenture for the Senior Subordinated Notes) of such principal amount as of the Record Date. The term "Expiration Date" means 5:00 p.m., New York City time on February 4, 2004, unless the Solicitation is extended by the Issuers, in which case the term "Expiration Date" means the latest date and time to which the Solicitation is extended. Consents may be revoked at any time prior to the date on which the Trustee receives an officer's certificate from an officer of the relevant Issuer certifying that the Requisite Consents have been obtained (the "Majority Consent Date") on the terms and conditions set forth in the Consent Solicitation Statement, but may not be revoked thereafter.

        In the event that (i) the conditions described above are satisfied or waived with respect to either the Senior Notes or the Senior Subordinated Notes and (ii) the relevant Supplemental Indenture becomes effective, Valentia or eircom Funding, as the case may be, will be obligated to pay to each Holder of Notes subject to such Supplemental Indenture who delivered a valid Consent (not subsequently revoked) to the Tabulation Agent on or prior to the Expiration Date (as defined below), a one time cash payment to each such Holder (the "Consent Fee"). The Consent Fee will equal €2.50 per €1,000 principal amount of Senior Notes held by a Holder with respect to which a Consent was delivered (and not revoked), €3.75 per €1,000 principal amount of € Senior Subordinated Notes held by a Holder with respect to which a valid Consent was delivered (and not revoked) and $3.75 per $1,000 principal amount of $ Senior Subordinated Notes held by a Holder with respect to which a valid Consent was delivered (and not revoked).

        Only a Holder as of the Record Date in respect of which there has been delivered a valid and unrevoked Consent prior to the Expiration Date will be entitled to receive the Consent Fee. A Holder in respect of which no Consent has been delivered will not be entitled to receive the Consent Fee. If the supplemental indentures relating to the Proposed Amendments (the "Supplemental Indentures") are executed by all the parties thereto and have become effective, and other conditions set forth in the Consent Solicitation Statement have been satisfied, the Consent Fee will be paid as promptly as practicable after the Expiration Date.

        Following the receipt of the Requisite Consents for the Senior Notes and the Senior Subordinated Notes and satisfaction or waiver of the other conditions set forth in the Consent Solicitation Statement and of the conditions contained in the Indentures, the Issuers intend to execute the Supplemental Indentures with the Trustee that will enact the Proposed Amendments. The Supplemental Indentures will permit certain payments currently prohibited under the Indentures, as described more fully in the Consent Solicitation Statement. If the Proposed Amendments become effective, each Holder will be bound by such amendments, whether or not such Holder consented to the Proposed Amendments.

        Regardless of whether the Proposed Amendments become effective, the Notes will continue to be outstanding in accordance with all other terms of the Notes and the Indentures. The changes sought to be effected by the Proposed Amendments will not alter the Issuers' obligation to pay the principal of or interest on the Notes or alter the stated interest rate or maturity date of the Notes.

        Notwithstanding anything to the contrary in the Consent Solicitation Statement and this Letter of Consent, as long as the Record Holder is holder of the Notes, payments of the Consent Fee shall be made to the custodian for the Record Holder. These payments will fulfill all of the Issuers' obligations in respect of these payments and the Issuers will have no further responsibilities or liability in respect of payment. Upon receipt of these amounts, the Record Holder or its custodian will pay the amount so received (1) with respect to the $ Senior Subordinated Notes, to the DTC participants' accounts that hold book-entry interests in such Notes and that have validly (as determined by the Issuers) consented in accordance with the Consent Solicitation Statement and this Letter of Consent and have provided their wire details in this Letter of Consent and (2) in the case of the Senior Notes and the € Senior Subordinated Notes, to the common depositary or its nominee, as the registered holder of a depositary interest representing the Senior Notes and the € Senior Subordinated Notes, which will pay the amounts so received to Euroclear and/or Clearstream, which will pay the amounts so received to the accounts of participants in Euroclear and Clearstream that hold book-entry interests in such Notes and that have validly (as determined by the Issuers) consented in accordance with the Consent Solicitation Statement and this Letter of Consent, in accordance with the procedures of Euroclear and Clearstream. The Issuers will have no responsibility or liability for the payment of Consent Fees to owners of book-entry interests, for any aspect of the records relating to or payments made on account of those interests by the Record Holder or its custodian, DTC, Euroclear or Clearstream, or for maintaining, supervising or reviewing any records of the Record Holder or its custodian, DTC, Euroclear or Clearstream relating to those interests. Payments by participants and indirect participants in DTC, Euroclear or Clearstream to the owners of book-entry interests will be governed by standing instructions and customary industry practice and will be the responsibility of those participants or indirect participants and DTC, Euroclear or Clearstream as the case may be. The Issuers shall not be obligated and will have no responsibility for the performance by the Record Holder or its custodian, DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

        By execution hereof, the undersigned acknowledges receipt of the Consent Solicitation Statement and the enclosures referred to therein and acknowledges that the Holder understands the transactions contemplated in the Consent Solicitation Statement. The consummation of the Solicitation and the payment of the Consent Fee with respect to any Notes are conditioned on, among other things, there being received (and not revoked), prior to the Expiration Date, the Requisite Consents to the Proposed Amendments.

        The undersigned hereby represents and warrants (and authorizes the Record Holder to represent and warrant on its behalf) that the undersigned has full power and authority to give the Consent contained herein. The undersigned will, upon request, execute and deliver any additional documents deemed by the Issuers to be necessary or desirable to perfect the undersigned's Consent or evidence such power and authority.

        The undersigned hereby agrees that it will not revoke any Consent it grants hereby except in accordance with the procedures set forth herein and in the Consent Solicitation Statement.

        The undersigned hereby, in respect of those Notes held by the Holder, consents to the execution and delivery of the Supplemental Indentures in order to effect the Proposed Amendments to the Indentures described in the Consent Solicitation Statement and directs The Bank of New York, as Trustee, to execute and deliver the Supplemental Indentures.

        The undersigned hereby irrevocably authorizes the Tabulation Agent to deliver this Consent to the Issuers. The undersigned acknowledges that it must comply with the other provisions of this Consent, and complete the other information required herein, to validly consent to the Proposed Amendments.

        The undersigned understands that Consents delivered pursuant to any of the procedures described under "The Solicitation" in the Consent Solicitation Statement and in the instructions hereto will constitute a binding agreement between the undersigned and the Issuers upon the terms and subject to the conditions of the Consent Solicitation Statement.

        All authority conferred or agreed to be conferred by this Consent shall survive the death, incapacity, dissolution or liquidation of the undersigned and every obligation of the undersigned under this Consent shall be binding upon the undersigned's heirs, personal representatives, successors and assigns.

        Unless otherwise specified in the table below, this Consent relates to the total principal amount of the Notes held of record by the undersigned. The undersigned has listed on the table below the title, serial numbers (if held in certificated form) or CUSIP or ISIN numbers (if held through DTC, Euroclear or Clearstream) and principal amount of Notes for which this Consent is given. If the space provided below is inadequate, list all such information on a separate signed schedule and affix the schedule to this Letter of Consent. If no principal amount of Notes as to which a Consent is delivered is specified, but the Consent is otherwise properly completed and signed, the Holder will be deemed to have consented to the Proposed Amendments with respect to the entire aggregate principal amount of such issuance of Notes which such Holder holds, whether in certificated form or through DTC, Euroclear or Clearstream.

RESPONSE FORM

TO CONSENT TO THE SOLICITATION, PLEASE RETURN THIS PART OF THE CONSENT LETTER BY FAX TO THE TABULATION AGENT AT (+1 212 298 1915, ATTN. WILLIAM BUCKLEY), WITH THE ORIGINAL TO FOLLOW, OR BY HAND DELIVERY, COURIER OR MAIL TO THE ADDRESS INDICATED ON THE FRONT OF THIS CONSENT LETTER. THIS RESPONSE FORM IS AN INTEGRAL PART OF THE LETTER OF CONSENT AND ITS TERMS ARE INCORPORATED THEREIN.

Please read the instructions set out below.

We are the Holders (as defined in the Consent Solicitation Statement) of the principal amount of Notes indicated in the table below. We hereby make the acknowledgements, undertakings, representations and warranties, instructions and directions set out in the Letter of Consent.

PLEASE COMPLETE THE FOLLOWING TABLE

Name(s) and Address(es) of Record Holder(s), or Name and DTC Participant Number (if party holds as DTC Participant)	CUSIP/ISIN (s).	Principal Amount with Respect to which Consents are Given * $

	Total	$

*Consents must be in integral multiples of $1,000.
If the space provided above is inadequate, list the CUSIP numbers or ISINs, principal amounts and principal amounts with respect to which Consents are given on a separate signed schedule and affix the list to this Consent.

THE UNDERSIGNED MAKES THE ACKNOWLEDGEMENTS, UNDERTAKINGS, REPRESENTATIONS AND WARRANTIES, INSTRUCTIONS AND DIRECTIONS SET OUT IN THE LETTER OF CONSENT AND AUTHORIZES THE TABULATION AGENT TO DELIVER THIS CONSENT TO THE ISSUERS AS EVIDENCE OF THE UNDERSIGN'S CONSENT TO THE PROPOSED AMENDMENTS AND HEREBY DIRECTS THE TRUSTEE TO EXECUTE AND DELIVER THE SUPPLEMENTAL INDENTURES UPON SATISFACTION OF THE CONDITIONS THERETO.

RESPONSE FORM

PLEASE WIRE THE CONSENT FEE TO:
Pay to:
ABA No.:
Account #:
Account Name:
Ref:

IMPORTANT—READ CAREFULLY

Record Holder(s) must execute this Consent exactly as their name(s) appear(s) on the Notes. Participant(s) who hold the Notes through DTC must execute this Consent exactly as their name(s) appear(s) on the DTC position listing as of the Record Date. If Notes to which this Consent relates are held of record by two or more joint Holders, all such Holders must sign this Consent. If signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation, or other person acting in a fiduciary or representative capacity, such person should so indicate when signing and must submit proper evidence satisfactory to the Issuers of such person's authority so to act.
SIGN HERE
Signature(s) of Holder(s)
Dated:	, 2004
Name(s):
(Please Print)
Capacity:
Address:
Telephone No. and Area Code:	( )
Social Security or Tax Identification No.:
Medallion Guarantee of Signature(s) (If required—See Instruction 6)
Name of Firm	Authorized Signature
Dated:	, 2004	Medallion Guarantee Stamp:

IMPORTANT TAX INFORMATION

        Under current U.S. federal income tax law, a U.S. Holder who receives a Consent Fee as consideration for such U.S. Holder's consent to modification of the Notes is required to provide such U.S. Holder's correct taxpayer identification number ("TIN") by completing the Substitute Form W-9 set forth below. If the correct TIN is not provided, the Holder may be subject to a $50 penalty imposed by the IRS. In addition, payments that are made to such U.S. Holder with respect to the Consent Fee may be subject to backup withholding at applicable rates (as described below).

        Exempt Holders (including, among others, corporations) are not subject to these backup withholding and reporting requirements. Holders are urged to consult their tax advisor to determine the application of these backup withholding and information reporting requirements to them. Holders of the Notes who are nonresident aliens or foreign entities not subject to backup withholding must provide the payer appropriate completed Forms W-8, copies of which, together with the applicable instructions, may be obtained from the Tabulation Agent, at the address set forth on the back page of this Letter of Consent.

        If backup withholding applies, 28% of any Consent Fee paid to such U.S. Holder is required to be withheld. Backup withholding is not an additional federal income tax. Rather, the federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a credit or refund may be obtained pursuant to IRS procedures.

Purpose of Substitute Form W-9

        To prevent backup withholding on payments that are made to a person with respect to the Consent Fee, each U.S. Holder is required to notify the payer of his or her correct TIN (or the TIN of any other payee pursuant to the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) by completing the Substitute Form W-9 below certifying that the TIN provided on the Substitute Form W-9 is correct (or that such payee is awaiting a TIN) and to certify that (1) such Holder has not been notified by the IRS that he or she is subject to backup withholding as a result of a failure to report all interest and dividends or (2) the IRS has notified the Holder that such Holder is no longer subject to backup withholding (see Part 2 of Substitute Form W-9). For further information concerning backup withholding and instructions for completing the Substitute Form W-9 (including how to obtain a taxpayer identification number if you do not have one), consult the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

What Number to Give the Payer

        Each U.S. Holder is required to give the payer such Holder's social security number or employer identification number. If the Holder does not have a TIN but has applied for it, the Holder should write "Applied For" in Part I of the Substitute Form W-9.

PAYER'S NAME:

SUBSTITUTE FORM W-9	Part I—PLEASE PROVIDE YOUR TAXPAYER IDENTIFICATION NUMBER IN THE BOX AT THE RIGHT AND CERTIFY BY SIGNING AND DATING BELOW.	Social Security Number
Department of the Treasury Internal Revenue Service	[See Guidelines]	OR
Employer Identification Number
Payer's Request for Taxpayer Identification Number and

Certification ("TIN")	Part II—For Payees exempt from backup withholding, see "Important Tax Information" above and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 enclosed herewith and complete as instructed therein.

Certifications—Under penalties of perjury, I certify that:
(1) The number shown on this form is my correct Taxpayer Identification Number (or I am waiting for a number to be issued to me), and

(2) I am not subject to backup withholding because (a) I am exempt from backup withholding or (b) I have not been notified by the IRS that I am subject to backup withholding as a result of a failure to report all interest or dividends or (c) the IRS has notified me that I am no longer subject to backup withholding, and
(3) I am a U.S. person (including a U.S. resident alien).

Certification Instruction—You must cross out item (2) above if you have been notified by the IRS that you are subject to backup withholding because of underreporting interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding you received another notification from the IRS that you are no longer subject to backup withholding, do not cross out item (2). (Also see "Important Tax Information" above).

Name	(Please Print)
Address

(Include Zip Code)
Signature	Date	2004

NOTE:    FAILURE TO COMPLETE AND RETURN THIS SUBSTITUTE FORM W-9 MAY RESULT IN A $50 PENALTY IMPOSED BY THE IRS AND BACKUP WITHHOLDING AT APPLICABLE RATES ON ANY CONSENT FEE PAID TO YOU PURSUANT TO THE SOLICITATION. PLEASE REVIEW THE "GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9" FOR ADDITIONAL DETAILS.

INSTRUCTIONS FOR HOLDERS
FORMING PART OF THE TERMS AND CONDITIONS OF THIS LETTER OF CONSENT

        1.     Expiration Date.    The Expiration Date is 5:00 p.m., New York City time, on February 4, 2004; provided that the Issuers may extend the Expiration Date at their sole discretion. The term Expiration Date means the latest time and date as to which the Solicitation is extended. Any such extension will be followed as promptly as practicable by notice thereof by press release or other public announcement. The Issuers reserve the right to extend the Expiration Date; to terminate the Solicitation at any time prior to the Expiration Date, whether or not the Requisite Consents have been received; and to amend the Solicitation at any time prior to the Expiration Date, whether or not the Requisite Consents have been received.

        2.     Delivery of this Letter of Consent.    Subject to the terms and conditions of the Solicitation, a properly completed and duly executed copy of this Letter of Consent and any other documents required by this Letter of Consent must be received by the Tabulation Agent at its address or facsimile number set forth on the face of this Letter of Consent prior to the Expiration Date. The method of delivery of this Letter of Consent and all other required documents to the Tabulation Agent is at the election and risk of the Holder and, except as otherwise provided below, delivery will be deemed made only when actually received by the Tabulation Agent. In all cases, sufficient time should be allowed to assure timely delivery. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. Beneficial owners of Notes held through DTC whose Notes are held, as of the Record Date, through a broker, dealer, commercial bank, trust company or other nominee and who wish to consent should contact such broker, dealer, commercial bank, trust company or other nominee promptly and instruct such institution to execute and then deliver the Letter of Consent on behalf of the beneficial owner prior to the Expiration Date in order to receive the Consent Fee. Beneficial owners of Notes held through Euroclear or Clearstream, whose Notes are held through a broker, dealer, commercial bank, trust company or other nominee and who wish to consent should contact such broker, dealer, commercial bank, trust company or other nominee promptly and instruct such institution to consent on behalf of the beneficial owner by means of the customary procedures of Euroclear and Clearstream. No accrued interest will be paid on the Consent Fee. NO LETTER OF CONSENT SHOULD BE SENT TO ANY PERSON OTHER THAN THE TABULATION AGENT.

        3.     Questions Regarding Validity, Form, Legality, etc.    All questions as to the validity, form and eligibility (including time of receipt) regarding the consent procedures will be determined by the Issuers in their sole discretion, which determination will be conclusive and binding, subject only to such final review as may be prescribed by the Trustee concerning proof of execution and of ownership. The Issuers reserve the right to reject any or all Consents that are not in proper form or the acceptance of which could, in the opinion of the Issuers or their counsel, be unlawful. The Issuers also reserve the right, subject to such final review as the Trustee prescribes for proof of execution and ownership, to waive any defects or irregularities in connection with deliveries of particular Consents. Unless waived, any defects or irregularities in connection with deliveries of Consents must be cured within such time as the Issuers determine. None of the Issuers or any of its affiliates, the Trustee, the Solicitation Agents, the Tabulation Agent or any other person shall be under any duty to give any notification of any such defects or irregularities or waivers, nor shall any of them incur any liability for failure to give such notification. Deliveries of Consents will not be deemed to have been made until any defects or irregularities therein have been cured or waived. The Issuers' interpretation of the terms and conditions of the Solicitation shall be conclusive and binding.

        4.     Holders Entitled to Consent.    Only those persons who are Holders as of the Record Date may execute and deliver a Consent. DTC has authorized DTC participants to deliver a Consent. Accordingly, for the purposes of this Consent, the term "Holder" shall be deemed to include DTC participants who held Notes through DTC as of the Record Date. In order to cause a Consent to be given with respect to Notes held through DTC, such DTC participant must complete and sign a Letter of Consent, and mail or deliver it to the Tabulation Agent at its address or facsimile number set forth on the face of this Letter of Consent pursuant to the procedures set forth herein and therein. A beneficial owner of Notes held through a DTC participant as of the Record Date must instruct such DTC participant in order to cause a Consent to be given with respect to such Notes. For purposes of the Solicitation, we expect that Euroclear and Clearstream will authorize participants in their electronic book-entry systems, who hold Notes on behalf of the beneficial owners of such Notes as of the Record Date, to consent in accordance with their customary procedures. Accordingly, for purposes of the Solicitation, the term "Holder" shall be deemed to include such participants. It is expected that Euroclear and Clearstream will require the use of an electronic acceptance instruction for giving Consent. Beneficial owners of Notes held through a Euroclear or Clearstream participant as of the Record Date must instruct such Euroclear or Clearstream participant in order to cause a Consent to be given with respect to such Notes. A Consent by a Holder is a continuing consent notwithstanding that ownership of a Note is transferred after the Record Date.

        5.     Signatures on this Consent.    Record Holder(s) must execute this Consent exactly as their name(s) appear(s) on the Notes. Participant(s) who hold the Notes through DTC must execute this Consent exactly as their name(s) appear(s) on the DTC position listing as of the Record Date. If Notes to which a Consent relates are held by two or more joint holders, all such Holders must sign the Letter of Consent. If a Letter of Consent is signed by a trustee, partner, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, such person must so indicate when signing and must submit with the Letter of Consent appropriate evidence of authority to execute the Letter of Consent. If Notes are held in different names, separate Letters of Consent must be executed covering each name in which such Notes are held. If a Consent relates to less than the total principal amount of Notes held by a participant in DTC, Euroclear or Clearstream, the participant must indicate the principal amount of Notes to which the Consent relates.

        6.     Signature Guaranties.    All signatures on this Letter of Consent must be guaranteed by a firm or other entity identified in Rule 17Ad-15 under the Securities Exchange Act of 1934, as amended, including (as such terms are defined therein): (i) a bank; (ii) a broker, dealer, municipal securities broker, government securities dealer or government securities broker; (iii) a credit union; (iv) a national securities exchange, registered securities association or clearing agency; or (v) a savings institution that is participant in a Securities Transfer Association recognized program (each an "Eligible Institution"); unless the Consents are delivered for the account of an Eligible Institution. If the Holder of the Notes in respect of the Consent delivered hereby is a person other than the signer of this Letter of Consent, see Instruction 5.

        7.     Consent Fee Payment Instructions.    Upon the terms and subject to the conditions set forth in this Letter of Consent and in the Consent Solicitation Statement, each Holder of Notes as of the Record Date who has delivered (and not revoked) a valid Consent prior to the Expiration Date will be paid the Consent Fee, for each €1,000 or $1,000, as the case may be, in principal amount of Senior Notes or Senior Subordinated Notes in respect of which such Consent has been received by the Tabulation Agent. The Solicitation will expire at the Expiration Date as described in Instruction No. 1. The Consent Fee will be paid, subject to (i) the Issuers receiving the Requisite Consents relating to the Senior Notes and the Senior Subordinated Notes on or prior to the Expiration Date, (ii) the Supplemental Indentures becoming effective, and (iii) there being no laws or regulations that would, and the absence of any injunction or action or other proceeding (pending or threatened) that could, make unlawful or invalid or enjoin the implementation of the Proposed Amendments, or that would question the legality or validity thereof, only (a) to Holders as of the Record Date from whom valid Consents are received (and not revoked) prior to the Expiration Date and (b) if each of the conditions to the Solicitation set forth in the Consent Solicitation Statement is satisfied or waived. Holders whose Consents are not received prior to the Expiration Date WILL NOT be entitled to a Consent Fee.

NOTWITHSTANDING ANY SUBSEQUENT TRANSFER OF NOTES, ONLY PERSONS WHO ARE HOLDERS OF NOTES AS OF THE RECORD DATE AND WHO DELIVER AN ACCEPTED CONSENT PRIOR TO THE EXPIRATION DATE MAY RECEIVE A CONSENT FEE. An "Accepted Consent" is a properly completed and executed Consent that is (a) timely received by the Tabulation Agent and not thereafter revoked as provided below and in the Consent Solicitation Statement and (b) accepted by the Issuers in accordance with the terms and subject to the conditions set forth in this Letter of Consent and in the Consent Solicitation Statement. Subject to the conditions set forth in the Consent Solicitation Statement, if the Supplemental Indentures are executed by all the parties thereto and have become effective, Consent Fee payments will be made as promptly as practicable after the Expiration Date. Please indicate in this Letter of Consent to whom such payments should be made. Notwithstanding anything to the contrary in the Consent Solicitation Statement and this Letter of Consent, as long as the Record Holder is holder of the Notes, payments of the Consent Fee shall be made to the custodian for the Record Holder. These payments will fulfill all of the Issuers' obligations in respect of these payments and the Issuers will have no further responsibilities or liability in respect of payment. Upon receipt of these amounts, the Record Holder or its custodian will pay the amount so received (1) with respect to the $ Senior Subordinated Notes, to the DTC participants' accounts that hold book-entry interests in such Notes and that have validly (as determined by the Issuers) consented in accordance with the Consent Solicitation Statement and this Letter of Consent and have provided their wire details in this Letter of Consent and (2) in the case of the Senior Notes and the € Senior Subordinated Notes, to the common depositary or its nominee, as the registered holder of a depositary interest representing the Senior Notes and the € Senior Subordinated Notes, which will pay the amounts so received to Euroclear and/or Clearstream, which will pay the amounts so received to the accounts of participants in Euroclear and Clearstream that hold book-entry interests in such Notes and that have validly (as determined by the Issuers) consented in accordance with the Consent Solicitation Statement and this Letter of Consent, in accordance with the procedures of Euroclear and Clearstream. The Issuers will have no responsibility or liability for the payment of Consent Fees to owners of book-entry interests, for any aspect of the records relating to or payments made on account of those interests by DTC, Euroclear or Clearstream, or for maintaining, supervising or reviewing any records of DTC, Euroclear or Clearstream relating to those interests. Payments by participants and indirect participants in DTC, Euroclear or Clearstream to the owners of book-entry interests will be governed by standing instructions and customary industry practice and will be the responsibility of those participants or indirect participants and DTC, Euroclear or Clearstream. The Issuers shall not be obligated and will have no responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

        8.     Revocation of Consent.    Prior to the Majority Consent Date, any Holder as of the Record Date may revoke any Consent given as to its Notes or any portion of such Notes (in integral multiples of €1,000 or $1,000) in accordance with the conditions and procedures for revocation of Consents provided below and in the Consent Solicitation Statement. A Consent shall be irrevocable from and after the Majority Consent Date. The transfer of Notes will not have the effect of revoking any Consent theretofore validly given by a Holder of such Notes, and each properly completed, executed and delivered Letter of Consent will be counted notwithstanding any subsequent transfer of the subject Notes, unless the procedure for revoking Letters of Consent described in the Consent Solicitation Statement and below has been complied with.

        A Holder desiring to revoke a Consent must deliver to the Tabulation Agent at the address set forth on the back cover of the Consent Solicitation Statement and on the face of this Letter of Consent, a written revocation of such Consent containing the name of such Holder, the certificate numbers (if held in certificated form) or the CUSIP numbers (if held through DTC) or ISIN Number (if held through Euroclear or Clearstream) of the Notes to which such revocation relates, and the principal amount of the Notes to which such revocation, if applicable, relates. The signature on such revocations, if applicable, must be guaranteed (if required by Instruction 6). Holders may not revoke Consents after the Majority Consent Date. Revocations of Consents shall be effective only upon receipt of a written revocation by the Tabulation Agent.

        The revocation must be executed by such Holder in the same manner as the Holder's name appears on the Letter of Consent to which the revocation relates. If a revocation is signed by a trustee, partner, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, such person must so indicate when signing and must submit with the revocation appropriate evidence of authority to execute the revocation. A Holder may revoke a Consent only if such revocation complies with the provisions of the Solicitation. Only a Holder as of the Record Date is entitled to revoke a Consent previously given. A beneficial owner of Notes held through a DTC participant as of the Record Date must instruct such participant to revoke any Consent already given with respect to such Notes. A beneficial owner of Notes held through a Euroclear or Clearstream participant as of the Record Date must instruct such Euroclear or Clearstream participant to revoke any Consent already given with respect to such Notes. A revocation that is not received by the Tabulation Agent in a timely fashion and accepted by the Issuers as a valid revocation will not be effective to revoke a Consent previously given.

        A revocation of a Consent may be rescinded only by the execution and delivery of a new Letter of Consent or transmittal of such revocation through the customary proceedings of Euroclear or Clearstream. A Holder who has delivered a revocation may thereafter deliver a new Letter of Consent or Consent by following the above procedures at any time prior to the Expiration Date.

        9.     Waivers of Conditions.    The Issuers reserve the absolute right, subject to applicable law, to amend, waive or modify the terms of the Solicitation and the Proposed Amendments, as more fully described in the Consent Solicitation Statement.

        10.   Requests for Assistance or Additional Copies.    Requests for assistance in filling out and delivering Letters of Consent, for additional copies of the Consent Solicitation Statement and this Letter of Consent and questions relating to the terms and conditions of the Solicitation should be directed to the Solicitation Agents, whose addresses and telephone numbers are set forth on the back cover of this Letter of Consent. This Letter of Consent should be delivered only to the Tabulation Agent at the addresses set forth on the front page of this Letter of Consent.

        Any questions regarding the term of the Solicitation and requests for assistance or additional copies of the Consent Solicitation Statement and this Letter of Consent may be directed to the Solicitation Agents.

The Solicitation Agents for the Consent Solicitation are

GOLDMAN SACHS INTERNATIONAL	CITIGROUP
Goldman Sachs International Peterborough Court 133 Fleet Street London EC4A 2BB United Kingdom Attn: Credit Capital Markets Telephone: +44 (0)20 7774 9054	Citigroup Global Markets Limited Citigroup Centre 33 Canada Square Canary Wharf London E14 5LB United Kingdom Attn: Liability Management Group Telephone: +44 (0)20 7986 8969
Goldman Sachs & Co. 85 Broad Street New York, NY 10004 United States of America Attn: Credit Liability Management Toll Free: +1 800 828 3182	Citigroup Global Markets Inc. 390 Greenwich Street New York, NY 10013 United States of America Attn: Liability Management Group Telephone: +1 212 723 6106 (collect) Toll Free: +1 800 558 3745

The Tabulation Agent for the Solicitation is

THE BANK OF NEW YORK
Corporate Trust Operations
Reorganization Unit
101 Barclay Street, 7E
New York, NY 10286
United States of America
Telephone: +1 212 815 5788
Facsimile: +1 212 298 1915
Attn: William Buckley